Loma Negra Reports 4Q24 results Buenos Aires, March 6, 2025 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended December 31, 2024 (our “4Q24 Results”). FY24 Key Highlights  Net revenues reached Ps. 699,179 million (US$ 628 million), decreasing 23.9% YoY, mainly driven by the top line contraction in our core segment, Cement, while the other businesses showed a similar trend.  Consolidated Adjusted EBITDA reached Ps. 180,987 million, decreasing 17.2% YoY in pesos, while in dollars it reached 198 million, with a decrease of 21.5% YoY.  Consolidated Adjusted EBITDA margin stood at 25.9%, expanding by 211 basis points from 23.8% in 2023.  Net Profit of Ps. 153,627 million, showing an increase of 628.8% YoY.  Loma Negra is presenting its fourth Sustainability Report for the fiscal year 2024, reaffirming our responsibility to inform our stakeholders about our actions and their impacts. 4Q24 Key Highlights  Net sales revenues stood at Ps. 174,173 million (US$ 170 million), and decreased by 19.5% YoY, mainly explained by a decrease of 14,1% in the Cement segment sales volumes.  Consolidated Adjusted EBITDA reached Ps. 50,589 million, increasing 2.4% YoY in pesos, while in dollars it reached 50 million, down 17.4% from 4Q23.  The Consolidated Adjusted EBITDA margin stood at 29.0%, surging by 623 basis points YoY from 22.8%, despite lower volumes.  Net Profit of Ps. 22,118 million, compared to a loss of Ps. 43,963 million in the same period of the previous year, mainly due to an improvement in the net total finance result.  Net Debt decreased to Ps. 162,348 million (US$157 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 0.89x, compared to 1.40x in FY23, reflecting a reduction in indebtedness of US$20 million during the quarter. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the fourth quarter of 2024, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “2024 was a year of challenges that put our capabilities to the test, and once again, we proved what we are capable of achieving. Amid a downturn in the construction industry that led to reduced demand for our products, we navigated multiple obstacles. While facing moments of uncertainty, we also reaffirmed our resilience, adaptability, and commitment to continuous learning, further solidifying our leadership in Argentina’s cement market. In terms of our performance in the fourth quarter, we take great pride in the results achieved amidst such a challenging environment, consistently staying true to the principles that define how we do things. Looking at the key highlights of the quarter, the significant expansion of the EBITDA margin by over 600 basis points stands out, even in the face of declining volumes. We embraced this difficult year as an opportunity to enhance our efficiency, honing in on one of the fundamental principles that drive our actions—constantly challenging ourselves to improve. We view 2024 as a transition year, with the most challenging times now behind us. While the recovery remains gradual, it is following a positive trajectory that is expected to strengthen alongside overall economic performance. Additionally, we recently published a new Sustainability Report, which reflects our performance across the economic, social, environmental, and governance areas, reaffirming our responsibility to inform our stakeholders about our actions and their impacts. I invite you to explore the pages of our 2024 Report to learn more about our actions and commitments to all our stakeholders.”

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2024	2023	% Chg.	2024	2023	% Chg.
Net revenue	174,173	216,452	-19.5%	699,179	919,313	-23.9%
Gross Profit	56,733	56,659	0.1%	186,981	230,627	-18.9%
Gross Profit margin	*32.6%*	*26.2%*	*+640 bps*	*26.7%*	*25.1%*	*+166 bps*
Adjusted EBITDA	50,589	49,385	2.4%	180,987	218,528	-17.2%
Adjusted EBITDA Mg.	*29.0%*	*22.8%*	*+623 bps*	*25.9%*	*23.8%*	*+211 bps*
Net Profit (Loss)	22,118	(43,963)	n/a	153,627	21,081	628.8%
Net Profit (Loss) attributable to owners of the Company	22,417	(43,074)	n/a	153,810	22,441	585.4%
EPS	38.4192	(73.8225)	n/a	263.6068	38.4568	585.5%
Average outstanding shares (*)	583	583	0.0%	583	584	0.0%
Net Debt	162,348	306,254	-47.0%	162,348	306,254	-47.0%
Net Debt /LTM Adjusted EBITDA	0.89x	1.40x	-0.37x	0.89x	1.40x	-0.37x

(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,		
	2024	2023	% Chg.	2024	2023	% Chg.
Net revenue	169,569	81,222	108.8%	576,798	233,339	147.2%
Adjusted EBITDA	50,147	27,022	85.6%	181,701	74,408	144.2%
Adjusted EBITDA Mg.	*29.6%*	*33.3%*	*-370 bps*	*31.5%*	*31.9%*	*-39 bps*
Net Profit (Loss)	21,079	(32,668)	n/a	84,800	(17,110)	n/a
Net Debt	162,348	140,636	15.4%	162,348	140,636	15.4%
Net Debt /LTM Adjusted EBITDA	0.89x	1.40x	-0.37x	0.89x	1.40x	-0.37x

In million US$	Three-months ended December 31,			Twelve-months ended December 31,		
	2024	2023	% Chg.	2024	2023	% Chg.
Ps./US$, av	1,000.38	445.34	124.6%	918.87	295.21	211.3%
Ps./US$, eop	1,032.50	808.48	27.7%	1,032.50	808.48	27.7%
Net revenue	170	182	-7.1%	628	790	-20.6%
Adjusted EBITDA	50	61	-17.4%	198	252	-21.5%
Adjusted EBITDA Mg.	*29.6%*	*33.3%*	*-370 bps*	*31.5%*	*31.9%*	*-39 bps*
Net Profit (Loss)	21	(73)	n/a	92	(58)	n/a
Net Debt	157	174	-9.6%	157	174	-9.6%
Net Debt /LTM Adjusted EBITDA	0.89x	1.40x	-0.37x	0.89x	1.40x	-0.37x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended December 31,			Twelve-months ended December 31,		
		2024	2023	% Chg.	2024	2023	% Chg.
Cement, masonry & lime	MM Tn	1.31	1.52	-14.1%	4.90	6.42	-23.7%
Concrete	MM m3	0.11	0.12	-14.4%	0.40	0.58	-31.8%
Railroad	MM Tn	1.03	1.00	3.1%	3.63	4.20	-13.4%
Aggregates	MM Tn	0.28	0.29	-3.1%	0.97	1.29	-24.8%

[2] Sales volumes include inter-segment sales

Sales volumes of Cement, masonry, and lime in 4Q24 decreased by 14.1% year-over-year (YoY) to 1.3 million tons, continuing the trend of gradually narrowing the YoY gap. Bagged cement continues to demonstrate stronger resilience, with a 9% year-over-year decline—falling less than the industry average—while bulk cement dispatches remain the most affected mode. As larger private construction projects and public works serve as its primary market, bulk cement ended the year with low activity levels but is expected to regain momentum in 2025.

Regarding of the volume of the Concrete segment, there was a decrease of 14.4% year-over-year. Segment sales in the quarter declined at a slower pace than bulk cement sales for the ready-mix concrete sector, primarily driven by increased activity in infrastructure projects and renewable energy developments in the province of Buenos Aires, which supported the operations of our concrete segment. Similarly, the aggregates segment declined by only 3.1%, supported by sustained activity in road construction projects.

The railway segment expanded by 3.1% compared to the same quarter of 2024. The increase in transported volumes of grains and fracsand more than offset the decline in construction materials and chemicals.

For fiscal year 2024, our main segment—cement, masonry, and lime—registered a year-over-year decline of 23.7%. The transition in the national administration and the impact of the stabilization plan affected cement demand, especially in the first half of the year. However, as the economy began to recover and stabilize, activity levels improved in the second half, signaling a positive trend. Bagged cement dispatches proved more resilient in this environment, while bulk dispatches were more significantly impacted by the slowdown in activity levels.

The concrete segment closed the year with a 31.8% decline, while the aggregates segment fell by 24.8% year-over-year. In line with bulk cement dispatches, concrete demand was more heavily affected by the economic slowdown and the halt in public works, as well as major private projects.

The railway segment's volume declined by 13.4% in 2024, though the significant increase in transported volumes of grains and frac sand helped offset the drop in construction materials and chemicals.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2024	2023	% Chg.	2024	2023	% Chg.
Net revenue	174,173	216,452	-19.5%	699,179	919,313	-23.9%
Cost of sales	(117,440)	(159,793)	-26.5%	(512,198)	(688,685)	-25.6%
Gross profit	**56,733**	**56,659**	**0.1%**	**186,981**	**230,627**	**-18.9%**
Selling and administrative expenses	(20,847)	(21,688)	-3.9%	(73,175)	(84,200)	-13.1%
Other gains and losses	2,581	(172)	n/a	4,555	1,999	127.9%
Tax on debits and credits to bank accounts	(1,919)	(2,356)	-18.5%	(7,420)	(10,184)	-27.1%
Finance gain (cost), net						
Gain on net monetary position	22,617	118,863	-81.0%	262,880	302,169	-13.0%
Exchange rate differences	(10,598)	(159,298)	-93.3%	(43,709)	(255,245)	-82.9%
Financial income	715	361	98.2%	1,963	12,434	-84.2%
Financial expense	(11,878)	(41,208)	-71.2%	(82,523)	(159,671)	-48.3%
Profit (Loss) before taxes	**37,404**	**(48,838)**	**n/a**	**249,552**	**37,931**	**557.9%**
Income tax expense						
Current	(10,383)	78	n/a	(66,450)	(8,297)	700.9%
Deferred	(4,903)	4,797	n/a	(29,475)	(8,553)	244.6%
Net profit (Loss)	**22,118**	**(43,963)**	**n/a**	**153,627**	**21,081**	**628.8%**

Net Revenues

Net revenue decreased 19.5% to Ps. 174,173 million in 4Q24, from Ps. 216,452 million in the comparable quarter last year, mainly due to a lower top line performance of the Cement business, followed by the rest of the segments.

The cement, masonry cement, and lime segment declined by 19.9% year-over-year, with volumes contracting by 14.1%, gradually narrowing the YoY gap on a sequential basis. Bagged cement dispatches demonstrated greater resilience, while bulk cement was more impacted by the economic environment and the low level of activity in public works. This effect was further compounded by a softer pricing dynamic, adjusting to the new scenario of low single-digit monthly inflation.

Concrete revenue declined by 26.9% compared to 4Q23, mainly due to softer pricing dynamics in a highly competitive environment affected by low activity levels. However, despite a 14.4% drop in volumes, the decrease was less pronounced than that of bulk cement sales for the ready-mix concrete sector. This was primarily driven by increased activity in infrastructure projects and renewable energy developments in the province of Buenos Aires, which helped support the segment's volume.

Similarly, the aggregates segment recorded a 34.2% decline in revenue, with sales volumes dropping by 3.1%, supported by increased activity in road construction projects in the province of Buenos Aires. However, the persistently low level of activity continues to weigh on pricing dynamics. This effect was further amplified by the sales mix, with a higher proportion of fine aggregates, which have a lower average price.

Railroad revenues experienced a more moderate decline of 3.2% in 4Q24 compared to the same quarter of 2023, as higher transported volumes, up 3.1% in the quarter, partially offset softer pricing dynamics. The increase in grain transport helped counterbalance the decline in construction materials but negatively impacted the average price, as grains have a lower revenue per kilometer transported.

For fiscal year 2024, net revenue declined by 23.9% to Ps. 699,179 million from Ps. 919,313 million in 2023, primarily driven by weaker topline performance in our core business, Cement, followed by Concrete and other segments. This decline occurred within the broader context of an economic contraction that impacted construction activity.

Cost of sales, and Gross profit

Cost of sales decreased by 26.5% YoY, totaling Ps. 117,440 million in 4Q24, primarily due to lower sales volumes, a reduced impact of depreciations, and strict cost management. In the Cement segment, the fourth quarter marks the end of the winter season, which is typically associated with higher energy costs. Regarding energy inputs, this quarter, the company began leveraging new thermal energy contracts that benefited from a YoY reduction in tariffs, including some short-term agreements linked to oil production. On the electrical energy side, despite being impacted by a shift toward more expensive generation sources—less hydro and nuclear, and more thermal—the company successfully secured short-term contracts with renewable energy producers seeking to allocate surplus generation. Additionally, freight expenses and salaries saw significant reductions compared to 4Q23, further contributing to overall cost efficiencies.

Gross Profit remained stable, edging up 0.1% YoY to Ps. 56,733 million in 4Q24 from Ps. 56,659 million in 4Q23. Regardless of the minimal variation in absolute terms, the gross profit margin expanded by 640 basis points YoY, reaching 32.6%, despite the decline in volumes.

During fiscal year 2024, **Gross Profit** decreased 18.9% to Ps. 186,981 million with a gross profit margin expansion of 166 basis points to 26.7%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) decreased 3.9% to Ps. 20,847 million in 4Q24, from Ps. 21,688 million in 4Q23. This was mainly due to a decrease in turnover tax and freight costs, related to lower volume, and lower insurance costs and services. As a percentage of sales, SG&A reached 12.0%, up 195 basis points year-over-year, mainly due to the lower top line.

During fiscal year 2024, SG&A decreased by 13.1% compared with the previous year, and as a percentage of sales stood at 10.5%, increasing 131 bps.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2024	2023	% Chg.	2024	2023	% Chg.
Adjusted EBITDA reconciliation:						
Net profit (Loss)	22,118	(43,963)	n/a	153,627	21,081	628.8%
(+) Depreciation and amortization	12,122	14,587	-16.9%	62,626	70,101	-10.7%
(+) Tax on debits and credits to bank accounts	1,919	2,356	-18.5%	7,420	10,184	-27.1%
(+) Income tax expense	15,286	(4,876)	n/a	95,925	16,850	469.3%
(+) Financial interest, net	5,759	32,030	-82.0%	57,406	125,893	-54.4%
(+) Exchange rate differences, net	10,598	159,298	-93.3%	43,709	255,245	-82.9%
(+) Other financial expenses, net	5,404	8,817	-38.7%	23,153	21,344	8.5%
(+) Gain on net monetary position	(22,617)	(118,863)	-81.0%	(262,880)	(302,169)	-13.0%
Adjusted EBITDA	**50,589**	**49,385**	**2.4%**	**180,987**	**218,528**	**-17.2%**
Adjusted EBITDA Margin	*29.0%*	*22.8%*	*+623 bps*	*25.9%*	*23.8%*	*+211 bps*

Adjusted EBITDA grew by 2.4% YoY in 4Q24, reaching Ps. 50,589 million, up from Ps. 49,385 million in the same period of the previous year. This increase was primarily driven by a stronger performance in our Cement business, partially offset by weaker results in the Concrete and Aggregates segments. Meanwhile, although the Railroad business remained in negative territory, it showed an improvement compared to the prior year.

Similarly, the **Adjusted EBITDA margin** expanded by 623 basis points, reaching 29.0% in 4Q24, up from 22.8% in 4Q23. This improvement was achieved despite the decline in volumes, driven by strict cost management.

In particular, the Adjusted EBITDA margin of the Cement, Masonry, and Lime segment expanded by 815 basis points to 33.7%, driven by strict cost controls and lower energy input costs, partially offset by the impact of a reduced top line.

Meanwhile, the Concrete segment saw its Adjusted EBITDA margin contract by 760 basis points, turning negative at -6.1% compared to 1.5% in 4Q23, as cost control measures were not sufficient to offset the decline in revenue.

The Adjusted EBITDA margin of the Aggregates segment contracted to -8.9%, down from 14.2% in 4Q23. While volumes helped narrow the YoY gap, a challenging competitive environment and an unfavorable product mix weighed on the segment's profitability.

Meanwhile, the Adjusted EBITDA margin of the Railroad segment improved by 372 basis points, reaching -0.4% in the fourth quarter, compared to -4.2% in 4Q23. Transported volumes saw a moderate uptick, primarily driven by increased grain transport. However, the higher share of grains in the total transported volume negatively impacted the average price. Effective cost control management helped mitigate this effect and contributed to the segment's improved performance.

During FY24, Adjusted EBITDA declined by 17.2%, reaching Ps. 180,987 million, compared to Ps. 218,528 million in FY23. Despite a challenging year, the company achieved an Adjusted EBITDA margin expansion of 211 basis points, improving from 23.8% in 2023 to 25.9% in 2024.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2024	2023	% Chg.	2024	2023	% Chg.
Exchange rate differences	(10,598)	(159,298)	-93.3%	(43,709)	(255,245)	-82.9%
Financial income	715	361	98.2%	1,963	12,434	-84.2%
Financial expense	(11,878)	(41,208)	-71.2%	(82,523)	(159,671)	-48.3%
Gain on net monetary position	22,617	118,863	-81.0%	262,880	302,169	-13.0%
Total Finance Gain (Cost), Net	**857**	**(81,281)**	n/a	**138,611**	**(100,312)**	n/a

During 4Q24, the Company reported a **total Net Financial Gain** of Ps. 857 million, compared to a net financial cost of Ps. 81,281 million in 4Q23. This improvement was primarily driven by a lower impact of exchange rate differences, as the fourth quarter of 2023 was significantly affected by the peso devaluation implemented by the new administration in December 2023.

Additionally, lower net financial expenses, mainly due to declining interest rates and a reduced debt position, further strengthened the financial recovery. However, these positive effects were partially offset by a lower gain on net monetary position, resulting from a smaller passive monetary position during the quarter and a weaker impact of inflation adjustments.

During FY 2024, the Company recorded a total net financial gain of Ps. 138.6 billion, compared to a net financial cost of Ps. 100.3 billion in 2023. This improvement was primarily driven by a lower impact of exchange rate differences and reduced net financial expenses.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit of Ps. 22.1 billion in 4Q24 compared to a net loss of Ps. 44.0 billion in the same period of the previous year. The stronger operational performance, despite the decline in volumes, was further supported by an improved financial result. On the financial side, while the reduction in net financial expenses contributed positively, the main driver of the improvement was the impact of the devaluation in 4Q23. However, this gain was partially offset by higher income tax expenses.

Net Profit Attributable to Owners of the Company stood at Ps. 22.4 billion. During the quarter, the Company reported a gain per common share of Ps. 38.4192 and an ADR gain of Ps. 192.0958, compared to a loss per common share of Ps. 73.8335 and a gain per ADR of Ps. 369.1676 in 4Q23.

During fiscal year 2024, **Net Income Attributable to Owners of the Company** rose significantly to Ps. 153,810 million, up from Ps. 22,441 million in fiscal year 2023. This increase was primarily driven by a lower total net financial cost and a reduced impact of exchange rate differences, which offset the decline in operational performance.

Capitalization

Table 6: Capitalization and Debt Ratio

(amounts expressed in millions of pesos, unless otherwise noted)

	As of December 31,	
	2024	2023
Total Debt	170,901	320,919
- Short-Term Debt	100,680	81,062
- Long-Term Debt	70,221	239,857
Cash, Cash Equivalents and Investments	(8,553)	(14,665)
Total Net Debt	**162,348**	**306,254**
Shareholder's Equity	793,122	640,707
Capitalization	**964,023**	**961,626**
LTM Adjusted EBITDA	**182,807**	**218,528**
Net Debt /LTM Adjusted EBITDA	0.89x	1.40x

As of December 31, 2024, total Cash, Cash Equivalents, and Investments were Ps. 8,553 million compared with Ps. 14,665 million as of December 31, 2023. Total debt at the close of the quarter stood at Ps. 162,348 million, composed by Ps. 100,680 million in short-term borrowings, including the current portion of long-term borrowings (or 59% of total borrowings), and Ps. 70,221 million in long-term borrowings (or 41% of total borrowings). At the close of the fourth quarter of 2024, 91% (or Ps. 156,366 million) of Loma Negra's total debt was denominated in U.S. dollars, and 9% (or Ps. 14,536 million) was in Pesos.

As of December 31, 2024, 9% of the Company's consolidated loans accrued interest at a variable rate, primarily based on the short-term market rate in pesos, as it is debt in local currency. The remaining 91% accrues interest at a fixed rate.

By the end of the quarter, the average duration of Loma Negra's total debt was 0.9 years.

The Net Debt to Adjusted EBITDA (LTM) ratio stood at 0.89x as of December 31, 2024, down from 1.40x as of December 31, 2023. During the quarter, the company further reduced its debt, with net debt decreasing by US$20 million sequentially. The company's debt maturity profile remains well-balanced, with no bond maturities until the fourth quarter of 2025.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,		Twelve-months ended December 31,	
	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	22,118	(43,963)	153,627	21,081
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	21,794	68,384	(637)	145,985
Changes in operating assets and liabilities	3,863	32,618	(28,271)	18,100
Net cash generated by (used in) operating activities	**47,776**	**57,040**	**124,718**	**185,165**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	-	-	1,414
Property, plant and equipment, Intangible Assets, net	(21,227)	(39,634)	(72,004)	(78,173)
Contributions to Trust	(202)	(222)	(890)	(1,256)
Net cash used in investing activities	**(21,429)**	**(39,856)**	**(72,894)**	**(78,015)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds / Repayments from borrowings, corporate bonds and Interest paid	(31,193)	(68,582)	(47,671)	99,647
Dividends paid	-	(26)	-	(189,116)
Share repurchase plan	-	-	(595)	-
Net cash generated by (used in) by financing activities	**(31,193)**	**(68,608)**	**(48,266)**	**(89,469)**
Net increase (decrease) in cash and cash equivalents	**(4,846)**	**(51,424)**	**3,558**	**17,681**
Cash and cash equivalents at the beginning of the year	14,819	69,796	14,665	33,303
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(1,193)	(12,141)	(10,033)	(50,562)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(226)	8,433	363	14,243
Cash and cash equivalents at the end of the period	**8,553**	**14,665**	**8,553**	**14,665**

In 4Q24, cash generated from operating activities totaled Ps. 47,776 million, compared to Ps. 57,040 million in the same period of the previous year. This decrease was mainly driven by a less favorable impact from working capital, primarily due to a lower positive effect of accounts payable and a negative impact from other liabilities. These effects were partially offset by a stronger positive contribution from other receivables.

During the quarter, the Company used Ps. 31,193 million in financing activities, mainly for net debt repayments and interest payments. Additionally, Ps. 21,429 million was allocated to investing activities, primarily for maintenance CAPEX and the 25-kilogram bagging project.

During fiscal year 2024, the Company made capital investments for a total of Ps. 72,004 million. The cash flow generated by operating activities was Ps. 124,718 million compared to Ps. 185,165 million in FY 2023, and net cash used in financial activities for Ps. 48,266 million compared to Ps. 89,469 million the previous year

4Q24 Earnings Conference Call When: 10:00 a.m. U.S. ET (12:00 p.m. BAT), March 7, 2025 Dial-in: 0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=P8PXv0tn Replay: A telephone replay of the conference call will be available until March 14, 2025. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 6347161. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of December 31, As of December, 31 2024 2023 ASSETS Non-current assets Property, plant and equipment 1,054,198 1,049,899 Right to use assets 3,176 5,545 Intangible assets 2,897 3,453 Investments 69 69 Goodwill 692 692 Inventories 66,967 49,368 Other receivables 6,254 4,025 Other assets 680 - Total non-current assets 1,134,934 1,113,051 Current assets Inventories 201,764 166,558 Other receivables 13,831 47,359 Trade accounts receivable 49,249 49,539 Investments 578 3,725 Cash and banks 7,975 10,940 Total current assets 273,398 278,121 TOTAL ASSETS 1,408,332 1,391,172 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 264,407 265,619 Reserves 375,128 360,154 Retained earnings 153,810 14,973 Equity attributable to the owners of the Company 793,344 640,747 Non-controlling interests (222) (39) TOTAL SHAREHOLDER'S EQUITY 793,122 640,707 LIABILITIES Non-current liabilities Borrowings 70,221 239,857 Provisions 11,241 14,681 Salaries and social security payables 1,509 1,147 Debts for leases 1,798 6,038 Other liabilities 1,010 1,041 Deferred tax liabilities 261,610 232,135 Total non-current liabilities 347,389 494,898 Current liabilities Borrowings 100,680 81,062 Accounts payable 93,591 124,681 Advances from customers 6,411 9,543 Salaries and social security payables 17,910 19,324 Tax liabilities 46,845 6,426 Debts for leases 1,388 2,645 Other liabilities 996 11,885 Total current liabilities 267,821 255,566 TOTAL LIABILITIES 615,210 750,464 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 1,408,332 1,391,172

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2024	**2023**	% Change	**2024**	**2023**	% Change
Net revenue	174,173	216,452	-19.5%	699,179	919,313	-23.9%
Cost of sales	(117,440)	(159,793)	-26.5%	(512,198)	(688,685)	-25.6%
Gross Profit	**56,733**	**56,659**	**0.1%**	**186,981**	**230,627**	**-18.9%**
Selling and administrative expenses	(20,847)	(21,688)	-3.9%	(73,175)	(84,200)	-13.1%
Other gains and losses	2,581	(172)	n/a	4,555	1,999	127.9%
Tax on debits and credits to bank accounts	(1,919)	(2,356)	-18.5%	(7,420)	(10,184)	-27.1%
Finance gain (cost), net						
Gain on net monetary position	22,617	118,863	-81.0%	262,880	302,169	-13.0%
Exchange rate differences	(10,598)	(159,298)	-93.3%	(43,709)	(255,245)	-82.9%
Financial income	715	361	98.2%	1,963	12,434	-84.2%
Financial expenses	(11,878)	(41,208)	-71.2%	(82,523)	(159,671)	-48.3%
Profit (loss) before taxes	**37,404**	**(48,838)**	**n/a**	**249,552**	**37,931**	**557.9%**
Income tax expense						
Current	(10,383)	78	n/a	(66,450)	(8,297)	700.9%
Deferred	(4,903)	4,797	n/a	(29,475)	(8,553)	244.6%
Net Profit (Loss)	**22,118**	**(43,963)**	**n/a**	**153,627**	**21,081**	**628.8%**
Net Profit (Loss) for the period attributable to:						
Owners of the Company	22,417	(43,074)	n/a	153,810	22,441	585.4%
Non-controlling interests	(299)	(888)	-66.4%	(183)	(1,360)	-86.5%
NET PROFIT (LOSS) FOR THE PERIOD	**22,118**	**(43,963)**	**n/a**	**153,627**	**21,081**	**628.8%**
Earnings per share (basic and diluted):	**38.4192**	**(73.8225)**	**n/a**	**263.6068**	**38.4568**	**585.5%**

Table 10: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,		Twelve-months ended December 31,	
	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	**22,118**	**(43,963)**	**153,627**	**21,081**
Adjustments to reconcile net profit to net cash provided by operating activities				
Income tax expense	15,286	(4,876)	95,925	16,850
Depreciation and amortization	12,122	14,587	62,626	70,101
Provisions	1,509	6,046	5,283	15,230
Exchange rate differences	10,164	136,570	40,755	207,082
Interest expense	6,029	32,244	58,265	135,474
Gain on disposal of property, plant and equipment	(1,701)	385	(2,730)	(982)
Gain on net monetary position	(22,617)	(118,863)	(262,880)	(302,169)
Impairment of trust fund	202	222	890	(463)
Share-based payment	257	506	683	862
Changes in operating assets and liabilities				
Inventories	(20,866)	(17,072)	(46,089)	(31,740)
Other receivables	12,178	(11,611)	22,911	(10,437)
Trade accounts receivable	93	(6,651)	(39,850)	(54,540)
Advances from customers	553	2,431	(1,207)	3,275
Accounts payable	22,137	52,651	54,603	98,456
Salaries and social security payables	5,994	7,012	11,782	14,682
Provisions	(485)	69	(1,301)	(1,464)
Tax liabilities	(3,778)	(13,959)	(5,381)	(3,476)
Other liabilities	(7,437)	11,429	(11,246)	15,392
Income tax paid	(4,526)	8,320	(12,495)	(12,048)
Net cash generated by (used in) operating activities	**47,776**	**57,040**	**124,718**	**185,165**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	-	-	1,414
Proceeds from disposal of Property, plant and equipment	446	(541)	1,730	1,796
Payments to acquire Property, plant and equipment	(21,335)	(38,621)	(73,048)	(78,511)
Payments to acquire Intangible Assets	(338)	(472)	(686)	(1,459)
Contributions to Trust	(202)	(222)	(890)	(1,256)
Net cash generated by (used in) investing activities	**(21,429)**	**(39,856)**	**(72,894)**	**(78,015)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from non-convertible corporate bonds	-	9,553	-	310,285
Proceeds from borrowings	19,196	28,319	330,131	151,278
Interest paid	(6,180)	(31,523)	(61,591)	(118,407)
Dividends paid	-	(26)	-	(189,116)
Debts for leases	(402)	(521)	(1,736)	(2,092)
Repayment of borrowings and corporate bonds	(43,807)	(74,409)	(314,475)	(241,416)
Share repurchase plan	-	-	(595)	-
Net cash generated by (used in) financing activities	**(31,193)**	**(68,608)**	**(48,266)**	**(89,469)**
Net increase (decrease) in cash and cash equivalents	(4,846)	(51,424)	3,558	17,681
Cash and cash equivalents at the beginning of the period	14,819	69,796	14,665	33,303
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(1,193)	(12,141)	(10,033)	(50,562)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(226)	8,433	363	14,243
Cash and cash equivalents at the end of the period	**8,553**	**14,665**	**8,553**	**14,665**

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,				Twelve-months ended December 31,			
	2024	%	2023	%	2024	%	2023	%
Net revenue	**169,569**	100.0%	**81,222**	100.0%	**576,798**	100.0%	**233,339**	100.0%
Cement, masonry cement and lime	149,450	88.1%	71,974	88.6%	510,890	88.6%	205,007	87.9%
Concrete	13,197	7.8%	6,899	8.5%	45,911	8.0%	21,866	9.4%
Railroad	16,445	9.7%	6,517	8.0%	54,071	9.4%	18,451	7.9%
Aggregates	4,079	2.4%	2,381	2.9%	14,132	2.5%	7,071	3.0%
Others	1,979	1.2%	524	0.6%	5,872	1.0%	1,355	0.6%
Eliminations	(15,580)	-9.2%	(7,073)	-8.7%	(54,077)	-9.4%	(20,411)	-8.7%
Cost of sales	**105,075**	100.0%	**47,563**	100.0%	**349,813**	100.0%	**143,313**	100.0%
Cement, masonry cement and lime	86,287	82.1%	39,414	82.9%	292,531	83.6%	118,764	82.9%
Concrete	13,464	12.8%	6,627	13.9%	45,145	12.9%	20,728	14.5%
Railroad	15,107	14.4%	6,320	13.3%	47,921	13.7%	17,254	12.0%
Aggregates	4,553	4.3%	1,952	4.1%	14,910	4.3%	6,081	4.2%
Others	1,245	1.2%	324	0.7%	3,383	1.0%	897	0.6%
Eliminations	(15,580)	-14.8%	(7,073)	-14.9%	(54,077)	-15.5%	(20,411)	-14.2%
Selling, admin. expenses and other gains & losses	**16,485**	100.0%	**7,732**	100.0%	**51,693**	100.0%	**19,489**	100.0%
Cement, masonry cement and lime	14,032	85.1%	7,010	90.7%	45,884	88.8%	17,260	88.6%
Concrete	734	4.5%	88	1.1%	1,799	3.5%	681	3.5%
Railroad	1,102	6.7%	422	5.5%	2,404	4.7%	1,022	5.2%
Aggregates	52	0.3%	26	0.3%	161	0.3%	73	0.4%
Others	565	3.4%	186	2.4%	1,446	2.8%	453	2.3%
Depreciation and amortization	**2,139**	100.0%	**1,096**	100.0%	**6,409**	100.0%	**3,871**	100.0%
Cement, masonry cement and lime	1,636	76.5%	910	83.0%	4,719	73.6%	3,097	80.0%
Concrete	56	2.6%	33	3.0%	216	3.4%	104	2.7%
Railroad	325	15.2%	167	15.2%	1,129	17.6%	547	14.1%
Aggregates	120	5.6%	(15)	-1.4%	340	5.3%	117	3.0%
Others	2	0.1%	1	0.1%	6	0.1%	5	0.1%
Adjusted EBITDA	**50,147**	100.0%	**27,022**	100.0%	**181,701**	100.0%	**74,408**	100.0%
Cement, masonry cement and lime	50,767	101.2%	26,460	97.9%	177,193	97.5%	72,081	96.9%
Concrete	(944)	-1.9%	217	0.8%	(817)	-0.4%	561	0.8%
Railroad	560	1.1%	(58)	-0.2%	4,875	2.7%	721	1.0%
Aggregates	(407)	-0.8%	388	1.4%	(599)	-0.3%	1,035	1.4%
Others	171	0.3%	16	0.1%	1,050	0.6%	10	0.0%
Reconciling items:								
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	442		22,363		(714)		144,120	
Depreciation and amortization	(12,122)		(14,587)		(62,626)		(70,101)	
Tax on debits and credits banks accounts	(1,919)		(2,356)		(7,420)		(10,184)	
Finance gain (cost), net	857		(81,281)		138,611		(100,312)	
Income tax	(15,286)		4,876		(95,925)		(16,850)	
NET PROFIT (LOSS) FOR THE PERIOD	**22,118**		**(43,963)**		**153,627**		**21,081**